Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

July 18, 2014

John Reynolds Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	Aquasition Corp.
Schedule TO-I/A Filed July 9, 2014
File No.: 005-87040

Dear Mr. Reynolds:

On behalf of our client, Aquasition Corp., a Marshall Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated July 17, 2014 (the “Staff’s Letter”) regarding the Company’s above captioned filings (the “Schedule TO”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 5 to the Schedule TO and related Materials (the “Amendment”) reflecting the responses of the Company below. The Offer to Purchase included as Exhibit (a)(1)(A) to the Schedule TO is referred to in this letter as the “Offer Letter”. Capitalized terms that are not defined in this letter have the same meaning as in the Offer Letter.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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John Reynolds July 18, 2014 Page 2

Schedule TO filed July 9, 2014

Exhibit (a)(1)(A) Offer Letter General

1.	We note your response to prior comment nine from our letter dated July 3, 2014. Please revise to clarify if shareholders will not know the approximate net amount of cash the combined entity will have assuming KBS waives the $10 million condition and you experience the maximum number of redemptions We may have further comment.

The disclosure on pages 3 and 73 of the Offer Letter has been revised in accordance with the Staff’s comments.

Target’s Business, page 51

2.	We note your revised disclosure on page 51 and response to prior comment six. It is unclear what third-party brand name clothing target is currently able to manufacture given the absence of “special sewing machines and workmanship.” Please revise to clarify the differences, as well as the approximate time target believes is necessary to acquire the special sewing machines, “skilled workforce” and other necessities to begin significant production of its own branded merchandise.

The disclosure on page 51 of the Offer Letter has been revised in accordance with the Staff’s comments.

The Acquisition, page 71

3.	We note your revised disclosure and response to prior comment seven. Please revise where you reference “the main terms of a term sheet,” the original non-binding term sheet, “which outlined the basic terms of a transaction,” other amendments and the final agreement to clarify (in quantitative and qualitative terms) the extent to which the principal terms of the transaction materially changed during negotiations.

The disclosures on page 71 have been revised in accordance with the Staff’s comments.

Material U.S. Federal Income Tax Consequences, 113

4.	We note your response to prior comment 19 from our letter dated July 3, 2014. With a view to clarifying disclosure, please advise us whether and if not, why not, the material tax discussion can address the consequences assuming “the shareholder’s percentage ownership in Aquasition (including shares the shareholder is deemed to own under certain constructive ownership rules) has decreased by reason of the redemption.”

John Reynolds July 18, 2014 Page 3

The disclosure on page 122 of the Offer Letter has been revised to clarify the U.S. federal income tax consequences to shareholders of a redemption of all or a portion of their shares pursuant to the offer.

Hongri International Holdings Limited

Consolidated Financial Statements, page F-16

Notes to Consolidated Financial Statements, page F-24 Note 4.

Significant Accounting Policies, page F-29

5.	We note your response to comment 21 in our letter dated July 3, 2014. Please add a policy note that describes your accounting for the start-up activity costs incurred prior to opening a new store also referred to as store pre-opening costs These costs may include rent and occupancy, supplies, payroll and advertising.

The disclosure in Note 4 has been revised in accordance with the Staff’s comments.

Revenue Recognition, page F-30

6.	We note the response to comment 71 in our letter dated June 16, 2014 and that you believe it is not necessary to disclose an accounting policy for promotional expenses in the revenue recognition policy. Please provide a separate policy that discloses the specific nature of these costs, and describes how you are accounting for these costs. Please tell us the standard within I FRS that supports your accounting policy for these costs.

The disclosure in Note 4 has been revised in accordance with the Staff’s comments.

Note 35. Commitments and Contingencies, page F-53

7.	We refer you to page 43 of your Offer Letter and the disclosure under the heading “Target’s failure to fully comply with...” You disclose that Hongri PRC has not paid the PRC government its portion of employee housing accumulation funds before 2013. We also note that you revised to disclose that you accrued $0.94 million in unpaid contributions. Tell us how you considered the criteria in paragraph 14 of IAS 37 in consideration of your obligation to pay the entire housing accumulation, fines and/or penalties as well as the requirements to disclose the incident in this footnote.

Paragraph 14 of IAS 37 provides as follows:

A provision shall be recognized when:

John Reynolds July 18, 2014 Page 4

(a) an entity has a present obligation (legal or constructive) as a result of a past event;

(b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(c) a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision shall be recognized.

For the unpaid housing fund, the foregoing criteria were met. Therefore, Target accrued the applicable amounts in trade and other payables-salary payables; however, because the amount was not significant there was no need to disclose these amounts in the footnotes.

8.	We note that your response to comment 57 in the letter dated June 16, 2014 indicates that, in connection with the acquisition, a $5.3 million payable by Hongri BV I to KBS is expected to be transferred to reserves of Hongri with the consent of KBS. Please tell us the circumstances that KBS would or would not transfer the payable to reserves upon acquisition and dissolution. In doing so please also explain your use of the term “expected” and “consent” in the context of this transaction.

KBS has advised the Company that it will give its consent, as a shareholder of Hongri BVI, to permit Hongri BVI to transfer the payable to reserve.

Exhibit (a)(5)(B) Investor Presentation dated July 2014

9.	We note the revisions made to slide 19 in response to prior comment 22 from our letter dated July 3, 2014. However, the text under Growth Strategies discussing your plans to double stores does not match the projected standalone stores presented on the right hand side of the same slide. Please revise as appropriate.

The disclosure on page 19 of the presentation has been revised in response to the Staff’s comments. The plans to double the number of stores would require the use of proceeds from this transaction whereas the standalone store projections on the right-hand side of the page could be achieved without any additional proceeds. Thus, they are intended not to match.

10.	We note that you attribute the information presented on slide 19 to “management projections.” Please clarify whose management, yours or KBS.

The disclosure on page 19 of the presentation has been revised in accordance with the Staff’s comments.

John Reynolds July 18, 2014 Page 5

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner